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              [LETTERHEAD OF KAPLAN GOTTBETTER & LEVENSON, LLP]




                                                               February 5, 2002


VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mr. Christopher Edwards
Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 0404
Washington, D.C. 20549-0404


         RE: Return Assured Incorporated
             Registration Statement on Form S-4
             Registration No. 333-71692
             ----------------------------------


Dear Mr. Edwards:

         On behalf of Return Assured Incorporated (the "Registrant"), we respectfully request the withdrawal, without prejudice, of the Registrant's Registration Statement on Form S-4 which was filed with the Securities and Exchange Commission on October 16, 2001. The filing is being withdrawn because the Registrant and Internet Business's International Inc. ("IBUI") recently decided not to pursue a merger of the two companies and terminated the Agreement and Plan of Merger and Share Exchange that was executed on June 4, 2001 and all efforts underway to effect the merger.

         No sales of securities of either the Registrant or IBUI were made in connection with the Registration Statement on Form S-4.

         Please contact the undersigned if you require any additional information.

                                              Very truly yours,

                                              /s/ Cindy M. Fox